Annual Report

SEPTEMBER 30, 2007

Waddell & Reed Advisors High Income Fund



CONTENTS

President's Letter

September 30, 2007



DEAR SHAREHOLDER:

It's been a long year for fixed-income investors. Bond prices faced greater volatility as a subprime lending crisis of global dimensions unfolded. The U.S. dollar weakened against most foreign currencies, making dollar-denominated bonds less attractive. High yield investors, meanwhile, demanded greater income to help offset concern about bond defaults and the potential for a U.S. recession. After months of expressing anxiety about lingering consumer inflation, the Federal Reserve changed policy in September and reduced its short-term interest rate target by 50 basis points (0.50 percent) to 4.75 percent. More cuts may follow.

Among equities, the picture has been brighter, but even more volatile. Stock markets around the globe generally provided attractive returns over the past 12 months, with energy stocks outpacing all other sectors. International stocks, as measured by the Morgan Stanley Capital International EAFE Index, rose 24.87 percent, outperforming U.S. stocks, as measured by the S&P 500 Index, for the 12-month period ended September 30, 2007. Since the spring it has appeared to us that large company domestic growth stocks have come back in favor, boosted by low valuations and solid overseas growth for U.S.-based multinational companies. Also, quality now seems to be a more important equity attribute than we have seen in several years.

Enclosed is our report on your Waddell & Reed Advisors Fund's operations for the 12 months ended September 30, 2007. This past fiscal year the Lehman Brothers Aggregate Bond Index rose 5.13 percent while the S&P 500 Index advanced 16.44 percent.

U.S. growth slows

Dragged down by the worst housing market in a generation, the U.S. economy's four-year-old expansion is slowing. However, growth still appears robust for much of Asia. North America was fortunate to have a relatively mild hurricane season, and this may have been a factor in helping to keep a lid on gasoline prices. This year the biggest financial storm was to be found not in nature, but in the commercial paper and mortgage markets. Liquidity dried up for both business and consumer borrowers with less than perfect credit. Consequently, the financial and consumer discretionary sectors of the S&P 500 have been hard hit over the past six months, with each falling while most other sectors rose.

The economic news is mixed, as you can see in the Economic Snapshot chart below. Overall inflation and unemployment are low. However, the cost of financing a home is slightly higher. Overall GDP growth is solid, while oil prices are substantially higher.

Economic Snapshot		
	9-30-2007	9-30-2006
U.S. unemployment rate	4.70%	4.60%
Inflation (U.S. Consumer Price Index)	2.80%	2.10%
U.S. GDP	3.90%	2.40%
30-year fixed mortgage rate	6.28%	6.18%
Oil price per barrel	$81.66	$62.91

Source: Bloomberg, U.S. Department of Labor

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

Stock valuations for companies in the S&P 500 appear reasonable to us. As we look forward, even though past performance does not guarantee future results, presidential election years typically have been positive for investors. However, we recommend a prudent level of caution in 2008, as we believe that the range of possibilities for investors is as wide as the current field of presidential candidates. As always, we believe that maintaining a well-rounded portfolio is an essential element for securing your long-term financial future. In both politics and investing, it may be wise to remember that nothing – good or bad – can ever be assured.

Our commitment

As the Waddell & Reed organization's 70th anniversary year draws to a close, let me say that we remain committed to the principles of our founders – Cameron Reed and Chauncey Waddell. We focus on offering you a financial planning philosophy that emphasizes participation in positive markets as well as a very strong effort to manage risk.

We will strive to earn your continued confidence for many years to come.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund, and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Manager's Discussion of High Income Fund

September 30, 2007



Below, Louise D. Rieke, CFA, CPA, portfolio manager of the Waddell & Reed Advisors High Income Fund, Inc., discusses positioning, performance and results for the fiscal year ended Sept. 30, 2007. She has managed the Fund for 17 years and has 35 years of industry experience.

This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas show the past three years of quarterly data. Source: Morningstar

For the last fiscal year, the Fund rose 7.74 percent (Class A shares at net asset value), slightly outperforming its benchmark index. By comparison, the Citigroup High Yield Market Index (reflecting the performance of securities that generally represent the high yield sector of the bond market), increased 7.66 percent during the period. The Lipper High Current Yield Funds Universe Average (generally reflecting the performance of the universe of funds with similar investment objectives) increased 7.08 percent.

Credit selection and upgrades helped

Our performance was helped by numerous factors. Credit selection, especially some long-term holdings, have improved substantially and have been upgraded, e.g., Buckeye Technologies Inc. and AMC Entertainment Inc. Other companies tendered for their bonds at above market prices, e.g., Hanover Compressor Company and Triad Hospitals, Inc., while Cinemark, Inc. was helped by an initial public offering. These are all companies in the portfolio for some time that have improved over the years and the returns were above the market this year. Newer fund holdings that performed strongly this year included HCA Inc., West Corporation and Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, LLC, to name a few.

Subprime crisis provided opportunity

In addition, during the subprime crisis in July and August, the Fund had ample cash and bonds that were called that had little downside. This helped cushion the downturn and supplied funds to buy what we felt were quality bonds at lower prices during this period. The Fund is more weighted towards the "B" category and this sector was one of the better performing sectors during the period. The first half of the year was very

strong as investors were reaching for yield. The maturity of the Fund had been lengthened by selling short paper and investing in longer dated, higher yielding securities which had greater returns. In the second half of the year the quality of the portfolio helped the Fund outperform the market as investors became concerned about the economy.

Our current emphasis

Our current sectors of emphasis are building products, chemicals, gaming, health care and services. The types of companies we look for are those that we feel can maintain stable to growing cash flows even during economic downturns. Gaming and health care are two industries that are considered defensive, as is the retail food sector.

Portfolio Characteristics	
As of 9-30-07	
Average maturity	4.79 years
Effective duration	3.62 years
Weighted average bond rating	B+

Information presented is for illustrative purposes only and is subject to change.

Our outlook

Our outlook is for slower economic growth over the next year due primarily to a weaker consumer. We believe that the demand on the consumer pocketbook from increased credit card payments and interest rates, energy prices and lower home prices will slow spending. This is why we expect new investments in the Fund to be more defensive.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in high income securities may carry a greater risk of non-payment of interest or principal than higher-rated bonds. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment



————	Waddell & Reed Advisors High Income Fund, Inc., Class A Shares[1]	$14,187
— — —	Citigroup High Yield Market Index	$16,907
- - - - -	Lipper High Current Yield Funds Universe Average	$15,119

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

Period	Class A	Class B	Class C	Class Y
1-year period ended 9-30-07	1.54%	2.70%	6.74%	7.93%
5-year period ended 9-30-07	7.34%	7.43%	7.65%	8.96%
10-year period ended 9-30-07	4.19%	—	—	5.09%
Since inception of Class[3] through 9-30-07	—	4.24%	4.28%	—

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3) 10-4-99 for Class B and Class C shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Illustration of Fund Expenses

HIGH INCOME FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2007.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended September 30, 2007	Beginning Account Value 3-31-07	Ending Account Value 9-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,009.80	1.11%	$ 5.63
Class B.	1,000	1,005.00	2.08	10.43
Class C	1,000	1,005.30	2.04	10.23
Class Y.	1,000	1,011.30	0.80	4.02
Based on 5% Return[2]				
Class A.	$1,000	$1,019.49	1.11%	$ 5.65
Class B.	1,000	1,014.65	2.08	10.48
Class C	1,000	1,014.86	2.04	10.28
Class Y.	1,000	1,021.07	0.80	4.04

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2007, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF HIGH INCOME FUND

Portfolio Highlights

On September 30, 2007, Waddell & Reed Advisors High Income Fund, Inc. had net assets totaling $1,009,616,569 invested in a diversified portfolio of:

89.73%	Corporate Debt Securities
9.47%	Cash and Cash Equivalents
0.80%	Common Stocks and Warrants

As a shareholder of the Fund, for every $100 you had invested on September 30, 2007, your Fund owned:

Sector Weightings



Business Equipment and Services Bonds.	$10.34
Capital Goods Bonds	$10.15
Consumer Services Bonds	$ 9.50
Cash and Cash Equivalents	$ 9.47
Financial Services Bonds	$ 7.98
Consumer Nondurables Bonds.	$ 7.63
Energy Bonds	$ 7.62
Health Care Bonds	$ 7.29
Utilities Bonds	$ 5.27
Raw Materials Bonds	$ 5.16
Technology Bonds.	$ 4.63
Retail Bonds	$ 4.22
Transportation Bonds	$ 3.50
Shelter Bonds	$ 3.30
Consumer Durables Bonds.	$ 1.63
Multi-Industry Bonds	$ 1.51
Common Stocks and Warrants	$ 0.80

Quality Weightings

On September 30, 2007, the breakdown of bonds (by ratings) held by the Fund was as follows:



A	0.39%
BBB	2.33%
BB	12.58%
B	53.01%
CCC	20.51%
Non-rated	0.91%
Cash and Cash Equivalents and Equities	10.27%

Ratings reflected in the wheel above are taken from Standard & Poor's.

The Investments of High Income Fund

September 30, 2007

COMMON STOCKS AND WARRANTS	Shares	Value
Capital Equipment – 0.52%		
Dresser-Rand Group Inc.*	79,000	$ 3,374,090
Goodman Global, Inc.*.	80,700	1,927,116
		5,301,206
Hotels and Gaming – 0.28%		
Pinnacle Entertainment, Inc.*	103,000	**2,804,690**
Utilities – Telephone – 0.00%		
GT Group Telecom, Inc., Warrants (A)(B)*	3,950	**4**
TOTAL COMMON STOCKS AND WARRANTS – 0.80%		$ **8,105,900**
(Cost: $6,192,712)		

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	
Air Transportation – 1.32%		
American Airlines, Inc.,		
7.379%, 5–23–16	$2,341	2,182,842
Continental Airlines Pass Through Trust Certificates,		
7.566%, 3–15–20	4,070	3,988,254
Continental Airlines, Inc.,		
7.339%, 4–19–14	7,500	7,125,000
		13,296,096
Aircraft – 0.77%		
Esterline Technologies Corporation,		
7.75%, 6–15–13	4,750	4,821,250
L–3 Communications Corporation,		
6.125%, 1–15–14	3,050	2,989,000
		7,810,250
Aluminum – 0.15%		
Century Aluminum Company,		
7.5%, 8–15–14	1,450	**1,464,500**
Apparel – 0.85%		
Oxford Industries, Inc.,		
8.875%, 6–1–11	1,975	1,994,750
Perry Ellis International, Inc.,		
8.875%, 9–15–13	6,750	6,631,875
		8,626,625

See Notes to Schedule of Investments on page 25.

The Investments of High Income Fund

September 30, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Beverages – 0.47%		
Constellation Brands, Inc.:		
8.125%, 1–15–12	$1,750	$ 1,780,625
7.25%, 9–1–16	3,000	3,000,000
		4,780,625
Broadcasting – 1.66%		
CCH II, LLC and CCH II Capital Corp.,		
10.25%, 9–15–10	6,380	6,523,550
Charter Communications Holdings, LLC and		
CCH I Holdings, LLC,		
11.0%, 10–1–15	2,000	2,050,000
Mediacom Broadband LLC and Mediacom		
Broadband Corporation,		
8.5%, 10–15–15	3,000	3,007,500
PanAmSat Corporation:		
9.0%, 8–15–14	3,000	3,090,000
9.0%, 6–15–16	2,000	2,060,000
		16,731,050
Business Equipment and Services – 10.04%		
Allied Waste North America, Inc.:		
7.25%, 3–15–15	3,725	3,799,500
7.125%, 5–15–16	4,000	4,090,000
Carriage Services, Inc.,		
7.875%, 1–15–15	2,600	2,600,000
Corrections Corporation of America:		
7.5%, 5–1–11	1,750	1,763,125
6.75%, 1–31–14	3,250	3,245,937
DynCorp International and DIV Capital Corporation,		
9.5%, 2–15–13	4,750	4,916,250
Education Management LLC and Education		
Management Finance Corp.:		
8.75%, 6–1–14	2,000	2,050,000
10.25%, 6–1–16	3,000	3,105,000
First Data Corporation,		
7.997%, 9–24–14	3,000	2,888,760
Hexion U.S. Finance Corp. and Hexion Nova Scotia		
Finance, ULC,		
9.75%, 11–15–14	4,000	4,400,000
Hughes Network Systems, LLC, and HNS		
Finance Corp.,		
9.5%, 4–15–14	4,920	4,956,900

See Notes to Schedule of Investments on page 25.

The Investments of High Income Fund

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Business Equipment and Services (Continued)		
Iron Mountain Incorporated:		
8.625%, 4–1–13	$ 5,000	$ 5,062,500
7.75%, 1–15–15	7,000	6,982,500
Lamar Advertising Company,		
6.625%, 8–15–15	5,500	5,307,500
Lamar Media Corp.:		
7.25%, 1–1–13	2,759	2,772,795
6.625%, 8–15–15	1,500	1,447,500
Mobile Mini, Inc.,		
6.875%, 5–1–15	4,940	4,804,150
R.H. Donnelley Corporation,		
6.875%, 1–15–13	6,450	6,095,250
SunGard Data Systems Inc.:		
9.125%, 8–15–13	750	780,000
10.25%, 8–15–15	12,530	13,093,850
Syniverse Technologies, Inc.,		
7.75%, 8–15–13	1,285	1,227,175
Tube City IMS Corporation,		
9.75%, 2–1–15	2,450	2,394,875
UCAR Finance Inc.,		
10.25%, 2–15–12	235	244,988
West Corporation:		
9.5%, 10–15–14	8,825	9,111,813
11.0%, 10–15–16	4,000	4,200,000
		101,340,368
Capital Equipment – 2.61%		
Case New Holland Inc.,		
7.125%, 3–1–14	1,560	1,599,000
Dresser-Rand Group Inc.,		
7.375%, 11–1–14	2,727	2,720,182
Jostens IH Corp.,		
7.625%, 10–1–12	1,000	1,017,500
RBS Global, Inc. and Rexnord LLC:		
9.5%, 8–1–14	4,175	4,321,125
8.875%, 9–1–16	1,190	1,195,950
Simmons Bedding Company,		
7.875%, 1–15–14	7,412	7,115,520
Simmons Company,		
0.0%, 12–15–14 (C)	10,500	8,373,750
		26,343,027

See Notes to Schedule of Investments on page 25.

The Investments of High Income Fund

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Chemicals – Petroleum and Inorganic – 0.74%		
Nalco Company:		
7.75%, 11–15–11	$ 6,250	$ 6,375,000
8.875%, 11–15–13	1,000	1,050,000
		7,425,000
Chemicals – Specialty – 3.47%		
Compass Minerals International, Inc.:		
0.0%, 12–15–12 (C)	5,000	5,200,000
0.0%, 6–1–13 (C)	6,750	6,800,625
Huntsman International LLC,		
7.375%, 1–1–15	1,275	1,332,375
Matrix Acquisition Corp.,		
9.5%, 4–15–17 (D)	3,200	3,088,000
Momentive Performance Materials Inc.:		
9.75%, 12–1–14 (D)	5,000	4,950,000
11.5%, 12–1–16 (D)	11,000	10,890,000
Mosaic Company (The),		
7.625%, 12–1–16 (D)	2,600	2,772,250
		35,033,250
Coal – 0.89%		
Foundation PA Coal Company,		
7.25%, 8–1–14	9,200	9,016,000
Communications Equipment – 0.71%		
Intelsat (Bermuda), Ltd.,		
8.886%, 1–15–15 (E)	7,050	7,120,500
Computers – Main and Mini – 0.61%		
Xerox Corporation:		
6.4%, 3–15–16	5,000	5,061,190
6.75%, 2–1–17	1,075	1,100,161
		6,161,351
Computers – Peripherals – 1.02%		
ASG Consolidated LLC and ASG Finance, Inc.,		
0.0%, 11–1–11 (C)	11,050	10,276,500
Construction Materials – 5.69%		
AMH Holdings, Inc.,		
0.0%, 3–1–14 (C)	6,100	3,843,000
Associated Materials Incorporated,		
9.75%, 4–15–12	5,820	5,907,300
Builders FirstSource, Inc.,		
9.8075%, 2–15–12 (E)	8,290	7,979,125
CPG International I Inc.,		
10.5%, 7–1–13	2,500	2,500,000

See Notes to Schedule of Investments on page 25.

The Investments of High Income Fund

September 30, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Construction Materials (Continued)		
Interface, Inc.:		
10.375%, 2–1–10	$ 5,810	$ 6,129,550
9.5%, 2–1–14	7,060	7,377,700
Mueller Water Products, Inc.,		
7.375%, 6–1–17 (D)	7,055	6,561,150
Norcraft Holdings, L.P. and Norcraft Capital Corp.,		
9.0%, 11–1–11	6,750	6,783,750
Ply Gem Industries, Inc.,		
9.0%, 2–15–12	12,375	10,023,750
Texas Industries, Inc.,		
7.25%, 7–15–13	400	399,000
		57,504,325
Containers – 1.88%		
BPC Holding Corporation,		
8.875%, 9–15–14	6,225	6,365,062
Graham Packaging Company, L.P. and		
GPC Capital Corp. I:		
8.5%, 10–15–12	800	794,000
9.875%, 10–15–14	1,600	1,584,000
Owens-Brockway Glass Container Inc.,		
8.75%, 11–15–12	9,750	10,200,938
		18,944,000
Cosmetics and Toiletries – 0.77%		
Chattem, Inc.,		
7.0%, 3–1–14	1,500	1,488,750
Playtex Products, Inc.,		
8.0%, 3–1–11	6,000	6,315,000
		7,803,750
Defense – 0.16%		
DRS Technologies, Inc.,		
6.875%, 11–1–13	1,650	**1,650,000**
Electrical Equipment – 0.97%		
Baldor Electric Company,		
8.625%, 2–15–17	9,350	**9,770,750**
Electronic Components – 1.36%		
Freescale Semiconductor, Inc.,		
8.875%, 12–15–14	5,750	5,548,750
NXP B.V. and NXP Funding LLC:		
7.875%, 10–15–14	2,275	2,189,688
9.5%, 10–15–15	2,500	2,331,250
Seagate Technology HDD Holdings,		
6.8%, 10–1–16	3,700	3,616,750
		13,686,438

See Notes to Schedule of Investments on page 25.

The Investments of High Income Fund

September 30, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies – 6.61%		
Ferrellgas, L.P. and Ferrellgas Finance Corp.,		
6.75%, 5–1–14	$ 4,500	$ 4,387,500
Ford Motor Credit Company:		
9.75%, 9–15–10	3,000	3,059,784
9.875%, 8–10–11	5,000	5,063,915
8.11%, 1–13–12 (E)	1,650	1,559,101
Goodman Global Holdings, Inc.:		
8.36%, 6–15–12 (E)	1,142	1,130,580
7.875%, 12–15–12	10,750	10,561,875
KAR Holdings, Inc.,		
9.35625%, 5–1–14 (D)(E).	2,050	1,962,875
Mirant Americas Generation, Inc.,		
8.3%, 5–1–11	3,800	3,838,000
Norcraft Companies, L.P. and Norcraft Finance Corp.,		
0.0%, 9–1–12 (C)	850	760,750
PIH Acquisition Co.,		
10.75%, 10–1–13 (D)	2,350	2,232,500
Sally Holdings LLC and Sally Capital Inc.:		
9.25%, 11–15–14	4,000	4,040,000
10.5%, 11–15–16	7,335	7,335,000
Visant Holding Corp.,		
8.75%, 12–1–13	12,650	12,934,625
Xerox Capital Trust I,		
8.0%, 2–1–27	7,750	7,819,440
		66,685,945
Food and Related – 2.56%		
Peak Finance LLC,		
9.25%, 4–1–15 (D)	2,875	2,738,438
Pierre Merger Corp.,		
9.875%, 7–15–12	6,500	5,980,000
Pilgrim's Pride Corporation:		
7.625%, 5–1–15	4,125	4,186,875
8.375%, 5–1–17	7,250	7,395,000
Reddy Ice Holdings, Inc.,		
0.0%, 11–1–12 (C)	5,875	5,522,500
		25,822,813
Forest and Paper Products – 1.81%		
Buckeye Technologies Inc.:		
8.0%, 10–15–10	10,010	10,210,200
8.5%, 10–1–13	7,950	8,029,500
		18,239,700

See Notes to Schedule of Investments on page 25.

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Health Care – Drugs – 1.41%		
Mylan Laboratories Inc.,		
6.375%, 8–15–15	$5,500	$ 5,905,625
Warner Chilcott Corporation,		
8.75%, 2–1–15	8,075	8,357,625
		14,263,250
Hospital Supply and Management – 5.88%		
CHS/Community Health Systems, Inc.,		
8.875%, 7–15–15 (D)	9,500	9,761,250
HCA Inc.:		
6.95%, 5–1–12	7,750	7,226,875
9.125%, 11–15–14 (D)	2,050	2,162,750
9.25%, 11–15–16 (D)	5,250	5,578,125
9.625%, 11–15–16 (D)	1,500	1,601,250
HealthSouth Corporation,		
10.75%, 6–15–16	2,250	2,368,125
Psychiatric Solutions, Inc.,		
7.75%, 7–15–15	7,900	7,998,750
Rural/Metro Corporation,		
0.0%, 3–15–16 (C)	6,135	4,815,975
Rural/Metro Operating Company, LLC and		
Rural/Metro (Delaware) Inc.,		
9.875%, 3–15–15	4,400	4,180,000
United Surgical Partners International, Inc.,		
8.875%, 5–1–17	6,000	6,060,000
US Oncology, Inc.:		
9.0%, 8–15–12	5,250	5,289,375
10.75%, 8–15–14	2,250	2,323,125
		59,365,600
Hotels and Gaming – 4.98%		
Fontainebleau Las Vegas Holdings and		
Fontainebleau Capital Corp.,		
10.25%, 6–15–15 (D)	7,815	7,326,563
Gaylord Entertainment Company,		
8.0%, 11–15–13	2,400	2,433,000
Inn of the Mountain Gods Resort and Casino,		
12.0%, 11–15–10	7,350	7,754,250
Mandalay Resort Group,		
9.375%, 2–15–10	4,500	4,713,750
MGM MIRAGE:		
8.5%, 9–15–10	4,750	4,963,750
8.375%, 2–1–11	2,500	2,606,250

See Notes to Schedule of Investments on page 25.

The Investments of High Income Fund

September 30, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Hotels and Gaming (Continued)		
Pinnacle Entertainment, Inc.,		
8.25%, 3–15–12	$10,280	$ 10,408,500
Pokagon Gaming Authority,		
10.375%, 6–15–14 (D)	2,400	2,634,000
Shingle Springs Tribal Gaming Authority,		
9.375%, 6–15–15 (D)	3,500	3,535,000
Vail Resorts, Inc.,		
6.75%, 2–15–14	4,000	3,900,000
		50,275,063
Household – General Products – 1.10%		
Central Garden & Pet Company,		
9.125%, 2–1–13	6,000	5,625,000
Sealy Mattress Company,		
8.25%, 6–15–14	3,375	3,400,313
Solo Cup Company,		
8.5%, 2–15–14	2,400	2,124,000
		11,149,313
Metal Fabrication – 0.88%		
Aurora Acquisition Merger Sub, Inc.:		
9.0%, 12–15–14	3,400	3,145,000
10.0%, 12–15–16	2,750	2,433,750
Metals USA, Inc.,		
11.125%, 12–1–15	3,100	3,301,500
		8,880,250
Mining – 0.61%		
Freeport-McMoRan Copper & Gold Inc.:		
8.25%, 4–1–15	1,500	1,620,000
8.56438%, 4–1–15 (E)	2,250	2,337,187
8.375%, 4–1–17	2,000	2,185,000
		6,142,187
Motion Pictures – 2.08%		
AMC Entertainment Inc.:		
8.0%, 3–1–14	7,300	6,953,250
11.0%, 2–1–16	3,000	3,195,000
Cinemark, Inc.,		
0.0%, 3–15–14 (C)	11,500	10,867,500
		21,015,750

See Notes to Schedule of Investments on page 25.

The Investments of High Income Fund

September 30, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Motor Vehicles – 1.63%		
Group 1 Automotive, Inc.,		
8.25%, 8–15–13	$5,875	$ 5,875,000
Sonic Automotive, Inc.,		
8.625%, 8–15–13	8,000	7,900,000
United Auto Group, Inc.,		
7.75%, 12–15–16	2,750	2,633,125
		16,408,125
Multiple Industry – 1.51%		
Dynegy Holdings Inc.,		
8.375%, 5–1–16	4,000	4,020,000
UCI Holdco, Inc.,		
12.69438%, 12–15–13 (D)(E)(F)	4,375	4,120,249
Umbrella Acquisition, Inc.,		
9.75%, 3–15–15 (D)	7,250	7,068,750
		15,208,999
Petroleum – Domestic – 1.64%		
Denbury Resources Inc.:		
7.5%, 4–1–13	1,750	1,789,375
7.5%, 12–15–15	3,315	3,397,875
EXCO Resources, Inc.,		
7.25%, 1–15–11	6,500	6,467,500
Petrohawk Energy Corporation,		
9.125%, 7–15–13	4,600	4,853,000
		16,507,750
Petroleum – International – 3.24%		
Chesapeake Energy Corporation:		
7.625%, 7–15–13	2,500	2,612,500
6.375%, 6–15–15	6,020	5,907,125
6.25%, 1–15–18	1,500	1,447,500
Forest Oil Corporation,		
7.75%, 5–1–14	3,500	3,552,500
Inergy, L.P. and Inergy Finance Corp.,		
8.25%, 3–1–16	7,042	7,270,865
Newfield Exploration Company:		
7.625%, 3–1–11	2,000	2,075,000
6.625%, 9–1–14	2,000	1,965,000
Pemex Project Funding Master Trust,		
7.375%, 12–15–14	7,200	7,916,155
		32,746,645

See Notes to Schedule of Investments on page 25.

The Investments of High Income Fund

September 30, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Petroleum – Services – 1.85%		
R&B Falcon Corporation,		
9.5%, 12–15–08	$ 3,750	$ 3,936,600
SemGroup, L.P. and SemGroup Finance Corp.,		
8.75%, 11–15–15 (D)	6,475	6,329,313
Stallion Oilfield Services Ltd. and Stallion Oilfield		
Finance Corp.,		
9.75%, 2–1–15 (D)	3,000	2,906,250
TXU Energy Company LLC,		
7.0%, 3–15–13	5,000	5,488,700
		18,660,863
Publishing – 0.78%		
CBD Media Holdings LLC and CBD Holdings		
Finance, Inc.,		
9.25%, 7–15–12	3,200	3,453,088
CBD Media LLC and CBD Finance, Inc.,		
8.625%, 6–1–11	1,700	1,777,571
Dex Media West LLC and Dex Media West		
Finance Co.,		
8.5%, 8–15–10	2,600	2,671,500
		7,902,159
Railroad – 1.80%		
Kansas City Southern de Mexico, S.A. de C.V.,		
7.625%, 12–1–13 (D)	1,650	1,617,000
Kansas City Southern Railway Company (The),		
7.5%, 6–15–09	10,550	10,668,688
TFM, S.A. de C.V.,		
9.375%, 5–1–12	5,625	5,892,188
		18,177,876
Real Estate Investment Trust – 1.49%		
Host Hotels & Resorts, L.P.,		
6.875%, 11–1–14	2,000	1,995,000
Host Marriott, L.P.,		
7.125%, 11–1–13	13,000	13,097,500
		15,092,500
Restaurants – 0.77%		
NPC International, Inc.,		
9.5%, 5–1–14	8,540	7,771,400

See Notes to Schedule of Investments on page 25.

The Investments of High Income Fund

September 30, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Retail – Food Stores – 1.82%		
Couche-Tard U.S. L.P. and Couche-Tard Financing Corp.,		
7.5%, 12–15–13	$ 2,525	$ 2,569,187
Pantry, Inc. (The),		
7.75%, 2–15–14	5,175	4,993,875
Stater Bros. Holdings Inc.,		
8.125%, 6–15–12	10,605	10,803,844
		18,366,906
Retail – General Merchandise – 0.74%		
Dollar General Corporation,		
10.625%, 7–15–15 (D)	8,000	**7,520,000**
Retail – Specialty Stores – 0.89%		
Claire's Stores, Inc.:		
9.25%, 6–1–15 (D)	4,000	3,460,000
10.5%, 6–1–17 (D)	4,000	3,080,000
Nebraska Book Company, Inc.,		
8.625%, 3–15–12	2,435	2,428,912
		8,968,912
Security and Commodity Brokers – 1.37%		
Elan Finance public limited company and Elan Finance Corp.:		
7.75%, 11–15–11	6,040	5,919,200
8.875%, 12–1–13	3,400	3,340,500
Global Cash Access, L.L.C. and Global Cash Access Finance Corporation,		
8.75%, 3–15–12	4,413	4,567,455
		13,827,155
Steel – 0.19%		
PNA Group, Inc.,		
10.75%, 9–1–16	1,920	**1,958,400**
Timesharing and Software – 0.30%		
iPayment, Inc.,		
9.75%, 5–15–14	3,200	**3,056,000**
Trucking and Shipping – 0.38%		
Quality Distribution, LLC and QD Capital Corporation,		
9.0%, 11–15–10	4,000	**3,810,000**

See Notes to Schedule of Investments on page 25.

The Investments of High Income Fund

September 30, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Utilities – Electric – 1.57%		
Aquila, Inc.,		
14.875%, 7–1–12	$ 6,500	$ 8,190,000
Mirant North America, LLC and MNA Finance Corp.,		
7.375%, 12–31–13	5,600	5,684,000
NRG Energy, Inc.,		
7.375%, 2–1–16	1,995	1,999,987
		15,873,987
Utilities – Gas and Pipeline – 1.07%		
Copano Energy, L.L.C.,		
8.125%, 3–1–16	4,650	4,731,375
Williams Companies, Inc. (The):		
8.125%, 3–15–12	2,650	2,855,375
7.625%, 7–15–19	3,000	3,213,750
		10,800,500
Utilities – Telephone – 2.63%		
American Tower Corporation,		
7.5%, 5–1–12	3,750	3,853,125
Cricket Communications, Inc.,		
9.375%, 11–1–14	6,000	6,090,000
MetroPCS Communications, Inc.,		
9.25%, 11–1–14 (D)	8,000	8,160,000
Quest Communications International Inc., Series B,		
7.5%, 2–15–14	3,000	3,037,500
Qwest Corporation,		
8.875%, 3–15–12	5,000	5,456,250
		26,596,875
TOTAL CORPORATE DEBT SECURITIES – 89.73%		$ 905,879,328
(Cost: $908,720,224)		
SHORT-TERM SECURITIES		
Beverages – 0.99%		
Diageo Capital plc (Diageo plc),		
5.9%, 10–10–07	10,000	**9,985,250**
Food and Related – 2.18%		
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.,		
6.2%, 10–4–07	5,000	4,997,417
Kellogg Co.:		
5.75%, 10–12–07	12,050	12,028,829
5.9%, 12–7–07	5,000	4,945,097
		21,971,343

See Notes to Schedule of Investments on page 25.

The Investments of High Income Fund

September 30, 2007

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Household – General Products – 0.29%		
Clorox Co.,		
5.65%, 10–22–07	$ 3,000	$ 2,990,113
Retail – Food Stores – 2.47%		
Kroger Co. (The):		
5.8%, 10–1–07	14,795	14,795,000
5.9%, 10–1–07	2,702	2,702,000
6.0%, 10–12–07	4,200	4,192,300
6.2%, 10–16–07	3,260	3,251,578
		24,940,878
Utilities – Electric – 0.49%		
Detroit Edison Co.,		
6.1%, 10–1–07	5,000	5,000,000
Utilities – Gas and Pipeline – 1.98%		
Michigan Consolidated Gas Co.,		
5.9%, 10–10–07	5,000	4,992,625
Questar Corporation:		
5.75%, 10–3–07	6,000	5,998,083
5.75%, 10–19–07	4,000	3,988,500
5.45%, 10–23–07	5,000	4,983,347
		19,962,555
TOTAL SHORT-TERM SECURITIES – 8.40%		$ 84,850,139
(Cost: $84,850,139)		
TOTAL INVESTMENT SECURITIES – 98.93%		$ 998,835,367
(Cost: $999,763,075)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.07%		10,781,202
NET ASSETS – 100.00%		$1,009,616,569

See Notes to Schedule of Investments on page 25.

The Investments of High Income Fund

September 30, 2007

Notes to Schedule of Investments

The following credit default swap agreements were outstanding at September 30, 2007. (See Note 6 to financial statements):

Counterparty	Reference Entity	Fixed Rate	Expiration Date	Notional Amount	Unrealized Appreciation (Depreciation)
Lehman Brothers	ALLTEL Corporation	4.45%	12–20–12	$2,000,000	$ 4,000
Morgan Stanley	General Motors Acceptance Corporation	3.5%	12–20–12	5,000,000	(23,000)
					$(19,000)

*No dividends were paid during the preceding 12 months.

(A) Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. This security has been determined to be illiquid under guidelines established by the Board of Directors. At September 30, 2007, the total value of this security amounts to 0.00% of net assets.

(B) Securities valued in good faith by the Valuation Committee appointed by the Board of Directors.

(C) These securities do not bear interest for an initial period of time and subsequently becomes interest bearing.

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Directors. At September 30, 2007, the total value of these securities amount to $112,055,713 or 11.10% of net assets.

(E) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2007.

(F) Payment in kind bonds.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

HIGH INCOME FUND
September 30, 2007
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $999,763) (Notes 1 and 3)	$ 998,835
Cash	—*
Receivables:	
Dividends and interest.	19,190
Investment securities sold	2,233
Fund shares sold	1,610
Unrealized appreciation on swap agreements (Note 6)	4
Prepaid and other assets	104
Total assets	1,021,976

LIABILITIES

Payable for investment securities purchased	9,820
Payable to Fund shareholders	1,878
Accrued shareholder servicing (Note 2)	204
Accrued service fee (Note 2)	187
Accrued management fee (Note 2)	49
Unrealized depreciation on swap agreements (Note 6)	23
Accrued accounting services fee (Note 2)	19
Accrued distribution fee (Note 2)	5
Other	174
Total liabilities	12,359
Total net assets	$1,009,617

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$ 138,617
Additional paid-in capital	1,080,102
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	3,576
Accumulated undistributed net realized loss on	
investment transactions	(211,731)
Net unrealized depreciation in value of investments.	(947)
Net assets applicable to outstanding units of capital.	$1,009,617
Net asset value per share (net assets divided by shares outstanding):	
Class A	$7.28
Class B	$7.28
Class C	$7.28
Class Y	$7.29
Capital shares outstanding:	
Class A	126,590
Class B	4,526
Class C	2,258
Class Y	5,243
Capital shares authorized	500,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

HIGH INCOME FUND
For the Fiscal Year Ended September 30, 2007
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Interest and amortization.	$81,488
Dividends.	123
Total income.	81,611

Expenses (Note 2):

Investment management fee.	6,025
Service fee:	
Class A	2,218
Class B	84
Class C	41
Shareholder servicing:	
Class A	1,905
Class B	146
Class C	62
Class Y	55
Distribution fee:	
Class A	34
Class B	253
Class C	123
Accounting services fee	238
Legal fees	34
Audit fees.	31
Custodian fees.	7
Other	344
Total	11,600
Less waiver of investment management fee (Notes 2 and 7)	(250)
Total expenses.	11,350
Net investment income	70,261

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities.	7,687
Realized net loss on swap agreements	(2,773)
Realized net gain on investments	4,914
Unrealized depreciation in value of securities during the period	(4,034)
Unrealized depreciation in value of swap agreements during the period	(19)
Unrealized depreciation in value of investments during the period	(4,053)
Net gain on investments.	861
Net increase in net assets resulting from operations	$71,122

See Notes to Financial Statements.

Statement of Changes in Net Assets

HIGH INCOME FUND
(In Thousands)

	For the fiscal year ended September 30,	
	2007	**2006**
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 70,261	$ 64,196
Realized net gain on investments	4,914	192
Unrealized depreciation.	(4,053)	(16,734)
Net increase in net assets resulting from operations.	71,122	47,654
Distributions to shareholders from (Note 1D):[1]		
Net investment income:		
Class A	(64,204)	(58,432)
Class B	(2,079)	(2,055)
Class C	(1,016)	(951)
Class Y	(2,651)	(1,782)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(69,950)	(63,220)
Capital share transactions (Note 5)	85,085	7,153
Total increase (decrease)	86,257	(8,413)
NET ASSETS		
Beginning of period.	923,360	931,773
End of period.	$1,009,617	$923,360
Undistributed net investment income	$ 3,576	$ 3,407

(1)See "Financial Highlights" on pages 29 - 32.

See Notes to Financial Statements.

Financial Highlights

HIGH INCOME FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2007	**2006**	**2005**	**2004**	**2003**
Net asset value, beginning of period	$7.27	$7.39	$7.55	$7.39	$6.84
Income (loss) from investment operations:					
Net investment income	0.53	0.52	0.52	0.51	0.52
Net realized and unrealized gain (loss) on investments.	0.01	(0.13)	(0.17)	0.17	0.54
Total from investment operations .	0.54	0.39	0.35	0.68	1.06
Less distributions from:					
Net investment income	(0.53)	(0.51)	(0.51)	(0.52)	(0.51)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.53)	(0.51)	(0.51)	(0.52)	(0.51)
Net asset value, end of period . . .	$7.28	$7.27	$7.39	$7.55	$7.39
Total return[1]	7.74%	5.40%	4.77%	9.44%	16.10%
Net assets, end of period (in millions)	$922	$847	$856	$870	$833
Ratio of expenses to average net assets including expense waiver	1.12%	1.15%	1.14%	1.11%	1.15%
Ratio of net investment income to average net assets including expense waiver	7.17%	7.12%	6.93%	6.83%	7.31%
Ratio of expenses to average net assets excluding expense waiver	1.15%	1.15%[2]	1.14%[2]	1.11%[2]	1.15%[2]
Ratio of net investment income to average net assets excluding expense waiver	7.14%	7.12%[2]	6.93%[2]	6.83%[2]	7.31%[2]
Portfolio turnover rate	59%	47%	40%	65%	63%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

HIGH INCOME FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2007	**2006**	**2005**	**2004**	**2003**
Net asset value, beginning of period	$7.26	$7.39	$7.55	$7.39	$6.83
Income (loss) from investment operations:					
Net investment income	0.46	0.45	0.45	0.44	0.45
Net realized and unrealized gain (loss) on investments.	0.02	(0.14)	(0.17)	0.16	0.55
Total from investment operations	0.48	0.31	0.28	0.60	1.00
Less distributions from:					
Net investment income	(0.46)	(0.44)	(0.44)	(0.44)	(0.44)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.46)	(0.44)	(0.44)	(0.44)	(0.44)
Net asset value, end of period . . .	$7.28	$7.26	$7.39	$7.55	$7.39
Total return	6.70%	4.37%	3.75%	8.37%	15.10%
Net assets, end of period (in millions)	$33	$33	$36	$36	$30
Ratio of expenses to average net assets including expense waiver	2.09%	2.13%	2.11%	2.08%	2.16%
Ratio of net investment income to average net assets including expense waiver	6.20%	6.14%	5.95%	5.86%	6.29%
Ratio of expenses to average net assets excluding expense waiver	2.12%	2.13%[1]	2.11%[1]	2.08%[1]	2.16%[1]
Ratio of net investment income to average net assets excluding expense waiver	6.17%	6.14%[1]	5.95%[1]	5.86%[1]	6.29%[1]
Portfolio turnover rate.	59%	47%	40%	65%	63%

[1]There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

HIGH INCOME FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2007	**2006**	**2005**	**2004**	**2003**
Net asset value, beginning of period	$7.26	$7.39	$7.55	$7.39	$6.83
Income (loss) from investment operations:					
Net investment income	0.46	0.45	0.45	0.44	0.45
Net realized and unrealized gain (loss) on investments.	0.02	(0.13)	(0.17)	0.17	0.55
Total from investment operations	0.48	0.32	0.28	0.61	1.00
Less distributions from:					
Net investment income	(0.46)	(0.45)	(0.44)	(0.45)	(0.44)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.46)	(0.45)	(0.44)	(0.45)	(0.44)
Net asset value, end of period . . .	$7.28	$7.26	$7.39	$7.55	$7.39
Total return	6.74%	4.47%	3.82%	8.46%	15.13%
Net assets, end of period (in millions)	$17	$15	$16	$15	$10
Ratio of expenses to average net assets including expense waiver	2.04%	2.06%	2.04%	2.01%	2.13%
Ratio of net investment income to average net assets including expense waiver	6.25%	6.20%	6.02%	5.93%	6.33%
Ratio of expenses to average net assets excluding expense waiver	2.07%	2.06%[1]	2.04%[1]	2.01%[1]	2.13%[1]
Ratio of net investment income to average net assets excluding expense waiver	6.22%	6.20%[1]	6.02%[1]	5.93%[1]	6.33%[1]
Portfolio turnover rate.	59%	47%	40%	65%	63%

[1] There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

HIGH INCOME FUND

Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2007	**2006**	**2005**	**2004**	**2003**
Net asset value, beginning of period	$7.27	$7.39	$7.55	$7.40	$6.84
Income (loss) from investment operations:					
Net investment income	0.55	0.54	0.55	0.54	0.52
Net realized and unrealized gain (loss) on investments.	0.02	(0.12)	(0.18)	0.15	0.57
Total from investment operations	0.57	0.42	0.37	0.69	1.09
Less distributions from:					
Net investment income	(0.55)	(0.54)	(0.53)	(0.54)	(0.53)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.55)	(0.54)	(0.53)	(0.54)	(0.53)
Net asset value, end of period . . .	$7.29	$7.27	$7.39	$7.55	$7.40
Total return	7.93%	5.89%	5.07%	9.62%	16.65%
Net assets, end of period (in millions)	$38	$28	$24	$20	$16
Ratio of expenses to average net assets including expense waiver	0.80%	0.82%	0.83%	0.83%	0.82%
Ratio of net investment income to average net assets including expense waiver	7.50%	7.44%	7.24%	7.13%	7.58%
Ratio of expenses to average net assets excluding expense waiver	0.83%	0.82%[1]	0.83%[1]	0.83%[1]	0.82%[1]
Ratio of net investment income to average net assets excluding expense waiver	7.47%	7.44%[1]	7.24%[1]	7.13%[1]	7.58%[1]
Portfolio turnover rate.	59%	47%	40%	65%	63%

[1]There was no waiver of expenses during the period.

See Notes to Financial Statements.

Notes to Financial Statements

September 30, 2007

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors High Income Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to seek a high level of current income, with a secondary objective of capital growth when consistent with the primary objective. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. **Security valuation** – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's valuation committee makes fair value determinations for the Fund, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. **Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Security Transactions.

C. **Federal income taxes** – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

D. Dividends and distributions – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers. At September 30, 2007, $13,081,249 was reclassified between additional paid-in capital and accumulated undistributed net realized loss on investment transactions. Also, $142,262 was reclassified between accumulated undistributed net investment income and accumulated undistributed net realized loss on investment transactions. Net investment income and net assets were not affected by these changes.

E. New Accounting Pronouncements – In June 2006, Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), was issued and is effective on the last business day of the semiannual reporting period for fiscal years beginning after December 16, 2006. FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. Management has concluded that the adoption of FIN 48 will not result in a material impact on the Fund's net assets, results of operations and financial statement disclosures. In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Fund will adopt SFAS 157 during 2008 and its potential impact, if any, on the Fund's financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. Until September 30, 2006, the fee was payable by the Fund at the annual rates of: 0.625% of net assets up to $500 million, 0.60% of net assets over $500 million and up to $1 billion, 0.55% of net assets over $1 billion and up to $1.5 billion, and 0.50% of net assets over $1.5 billion. Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 7), the fee is as follows: 0.575% of net assets up to $500 million, 0.60% of net assets over $500 million and up to $1 billion, 0.55% of net assets over $1 billion and up to $1.5 billion, and 0.50% of net assets over $1.5 billion. During the fiscal year ended September 30, 2007, the amount of the management fee waived due to the reduced rates was $250,000.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund paid WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level **(in millions)**	**Annual Fee Rate** **for Each Level**
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $100 to $ 200	$ 48,400
From $200 to $ 350	$ 63,200
From $350 to $ 550	$ 82,500
From $550 to $ 750	$ 96,300
From $750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.6958 for each shareholder account which is non-networked and which was in existence at any time during the prior month; however, WRSCO has agreed to reduce those fees if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels. For certain networked accounts (that is, those shareholder accounts whose Fund shares are purchased through certain financial intermediaries), WRSCO has agreed to reduce its per account fees charged to the Fund to $0.50 per month per shareholder account. Additional fees may be paid by the Fund to those intermediaries. For Class Y shares, the Fund pays WRSCO a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of Class Y of the Fund for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $2,245,545. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the fiscal year ended September 30, 2007, W&R received $2,103, $47,603 and $6,038 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $1,478,976 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay monthly a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to

0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

During the fiscal year ended September 30, 2007, the Fund paid Directors' regular compensation of $63,286, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Security Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $576,474,503, while proceeds from maturities and sales aggregated $538,333,988. Purchases of short-term securities aggregated $7,000,135,264, while proceeds from maturities and sales aggregated $6,965,894,617. No U.S. government obligations were bought or sold during the fiscal year ended September 30, 2007.

For Federal income tax purposes, cost of investments owned at September 30, 2007 was $999,812,345, resulting in net unrealized depreciation of $976,978, of which $15,900,762 related to appreciated securities and $16,877,740 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended September 30, 2007 and the related net capital losses and post-October activity were as follows:

Net ordinary income	$70,114,061
Distributed ordinary income	69,949,827
Undistributed ordinary income	3,936,572
Realized long-term capital gains	—
Distributed long-term capital gains	—
Undistributed long-term capital gains	—
Net capital losses	—
Post-October losses deferred	—

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income incurred in the 8 taxable years succeeding the loss year for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

September 30, 2008	$ 69,897,740
September 30, 2009	19,270,602
September 30, 2010	48,079,168
September 30, 2011	74,473,774
Total carryover	$211,721,284

NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the fiscal year ended September 30,	
	2007	**2006**
Shares issued from sale of shares:		
Class A	27,408	21,111
Class B	762	633
Class C	664	682
Class Y	3,474	1,399
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	7,976	7,282
Class B	266	265
Class C	131	124
Class Y	361	245
Shares redeemed:		
Class A	(25,334)	(27,633)
Class B	(1,070)	(1,227)
Class C	(688)	(839)
Class Y	(2,423)	(983)
Increase in outstanding capital shares	11,527	1,059
Value issued from sale of shares:		
Class A	$202,151	$153,806
Class B	5,624	4,604
Class C	4,908	4,965
Class Y	25,596	10,200
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	58,582	52,928
Class B	1,956	1,924
Class C	963	901
Class Y	2,651	1,782
Value redeemed:		
Class A	(186,731)	(201,699)
Class B	(7,882)	(8,956)
Class C	(5,065)	(6,123)
Class Y	(17,668)	(7,179)
Increase in outstanding capital	$ 85,085	$ 7,153

NOTE 6 – Swaps

The Fund may invest in swap agreements, which are agreements to exchange the return generated by one instrument for the return generated by another instrument. The Fund may enter into credit default, total return, variance and other swap agreements to: 1) preserve a return or a spread on a particular investment or portion of its portfolio; 2) to protect against any increase in the price of securities the Fund anticipates purchasing at a later date; or 3) to attempt to enhance yield.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. The Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. The Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which the Fund enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction.

Swaps are marked-to-market daily based on valuations provided by a pricing vendor or a broker-dealer. Changes in value are recorded as unrealized appreciation (depreciation) in the Statement of Operations. Collateral, in the form of cash or securities, may be required to be held in segregated accounts with the custodian or counterparty. Payments received or made at the beginning of the measurement period are reflected as such on the Statement of Assets and Liabilities. These upfront payments, as well as any periodic payments, are recorded as realized gain or loss in the Statement of Operations. Gains or losses may be realized upon termination of the swap agreement.

Entering into swap agreements involves certain risks. Among these are possible failure of the counterparty to fulfill its obligations, possible lack of liquidity, and unfavorable changes in interest rates or underlying investments.

NOTE 7 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and by certain of the W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors High Income Fund, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors High Income Fund, Inc. (the "Fund") as of September 30, 2007, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2007, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors High Income Fund, Inc. as of September 30, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
November 13, 2007

Income Tax Information

The amounts of the dividends below, multiplied by the number of shares owned by you on the record dates, will give you the total amounts to be reported in your Federal income tax return for the years in which the dividends were received or reinvested.

| | | Per-Share Amounts Reportable As: | | | | | |
| | | For Individuals | | | For Corporations | | |
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain
				Class A			
10-11-06	$0.04100	$0.00024	$0.04076	$ —	$ 0.00024	$0.04076	$ —
11-15-06	0.04100	0.00010	0.04090	—	0.00010	0.04090	—
12-13-06	0.07300	0.00017	0.07283	—	0.00017	0.07283	—
1-10-07	0.04100	0.00003	0.04097	—	0.00003	0.04097	—
2-14-07	0.04100	0.00003	0.04097	—	0.00003	0.04097	—
3-14-07	0.04100	0.00003	0.04097	—	0.00003	0.04097	—
4-11-07	0.04100	0.00003	0.04097	—	0.00003	0.04097	—
5-09-07	0.04200	0.00003	0.04197	—	0.00003	0.04197	—
6-13-07	0.04200	0.00003	0.04197	—	0.00003	0.04197	—
7-11-07	0.04200	0.00003	0.04197	—	0.00003	0.04197	—
8-15-07	0.04200	0.00003	0.04197	—	0.00003	0.04197	—
9-12-07	0.04200	0.00003	0.04197	—	0.00003	0.04197	—
Total	$0.52900	$0.00078	$0.52822	$ —	$ 0.00078	$0.52822	$ —
				Class B			
10-11-06	$0.03600	$0.00021	$0.03579	$ —	$ 0.00021	$0.03579	$ —
11-15-06	0.03400	0.00008	0.03392	—	0.00008	0.03392	—
12-13-06	0.06700	0.00016	0.06684	—	0.00016	0.06684	—
1-10-07	0.03500	0.00003	0.03497	—	0.00003	0.03497	—
2-14-07	0.03400	0.00003	0.03397	—	0.00003	0.03397	—
3-14-07	0.03500	0.00003	0.03497	—	0.00003	0.03497	—
4-11-07	0.03600	0.00003	0.03597	—	0.00003	0.03597	—
5-09-07	0.03600	0.00003	0.03597	—	0.00003	0.03597	—
6-13-07	0.03500	0.00003	0.03497	—	0.00003	0.03497	—
7-11-07	0.03700	0.00003	0.03697	—	0.00003	0.03697	—
8-15-07	0.03500	0.00003	0.03497	—	0.00003	0.03497	—
9-12-07	0.03700	0.00003	0.03697	—	0.00003	0.03697	—
Total	$0.45700	$0.00072	$0.45628	$ —	$ 0.00072	$0.45628	$ —

		For Individuals			For Corporations		
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain
Class C							
10-11-06	$0.03400	$0.00020	$0.03380	$ —	$ 0.00020	$0.03380	$ —
11-15-06	0.03400	0.00008	0.03392	—	0.00008	0.03392	—
12-13-06	0.06800	0.00016	0.06784	—	0.00016	0.06784	—
1-10-07	0.03600	0.00003	0.03597	—	0.00003	0.03597	—
2-14-07	0.03400	0.00003	0.03397	—	0.00003	0.03397	—
3-14-07	0.03600	0.00003	0.03597	—	0.00003	0.03597	—
4-11-07	0.03500	0.00003	0.03497	—	0.00003	0.03497	—
5-09-07	0.03700	0.00003	0.03697	—	0.00003	0.03697	—
6-13-07	0.03500	0.00003	0.03497	—	0.00003	0.03497	—
7-11-07	0.03800	0.00003	0.03797	—	0.00003	0.03797	—
8-15-07	0.03600	0.00003	0.03597	—	0.00003	0.03597	—
9-12-07	0.03700	0.00003	0.03697	—	0.00003	0.03697	—
Total	$0.46000	$0.00071	$0.45929	$ —	$ 0.00071	$0.45929	$ —
Class Y							
10-11-06	$0.04300	$0.00025	$0.04275	$ —	$ 0.00025	$0.04275	$ —
11-15-06	0.04300	0.00010	0.04290	—	0.00010	0.04290	—
12-13-06	0.07500	0.00018	0.07482	—	0.00018	0.07482	—
1-10-07	0.04300	0.00004	0.04296	—	0.00004	0.04296	—
2-14-07	0.04300	0.00004	0.04296	—	0.00004	0.04296	—
3-14-07	0.04300	0.00004	0.04296	—	0.00004	0.04296	—
4-11-07	0.04200	0.00003	0.04197	—	0.00003	0.04197	—
5-09-07	0.04400	0.00004	0.04396	—	0.00004	0.04396	—
6-13-07	0.04400	0.00004	0.04396	—	0.00004	0.04396	—
7-11-07	0.04400	0.00004	0.04396	—	0.00004	0.04396	—
8-15-07	0.04400	0.00004	0.04396	—	0.00004	0.04396	—
9-12-07	0.04400	0.00004	0.04396	—	0.00004	0.04396	—
Total	$0.55200	$0.00088	$0.55112	$ —	$ 0.00088	$0.55112	$ —

(Per-Share Amounts Reportable As:)

CORPORATION DEDUCTIONS – Under Federal tax law, the amounts reportable as Qualifying Dividends are eligible for the dividends received deduction in the year received as provided by Section 243 of the Internal Revenue Code.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Shareholders are advised to consult with their tax adviser concerning the tax treatment of dividends and distributions from the Funds.

The Board of Directors of Waddell & Reed Advisors High Income Fund, Inc.

Each of the individuals listed below serves as a director for the Fund, and for the other portfolios within the Waddell & Reed Advisors Funds (21 portfolios), Waddell & Reed InvestEd Portfolios, Inc. (3 portfolios) and W&R Target Funds, Inc. (25 portfolios) (collectively, the Advisors Fund Complex), except that Robert L. Hechler is not a Director of W&R Target Funds, Inc. The Advisors Fund Complex, together with the Ivy Family of Funds, comprise the Waddell & Reed/ Ivy Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (16 portfolios) and Ivy Funds, Inc. (12 portfolios).

A director is "interested" by virtue of his or her current or former engagement as an officer of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the funds' investment advisor, WRIMCO; the funds' principal underwriter, W&R; and the funds' transfer agent, WRSCO, as well as by virtue of their personal ownership of shares of WDR. The other directors (more than a majority of the total number) are disinterested; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly owned subsidiaries, including W&R, WRIMCO and WRSCO. Each director serves an indefinite term, until he or she dies, resigns, is removed or becomes disqualified.

David P. Gardner serves as the Independent Chairman of the Fund's Board and of the board of directors of the other funds in the Advisors Fund Complex.

Additional Information about Directors

The Statement of Additional Information (SAI) for the Fund includes additional information about the Fund's directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

DISINTERESTED DIRECTORS

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 Age 67	Director since 2007	President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present) and Boettcher Aerial, Inc. (Aerial Ag Applicator) (1983 to present); Member, Kansas Board of Regents	Director of Guaranty State Bank & Trust Co.; Director of Guaranty, Inc.; Trustee, Kansas Public Employees Retirement System; Director, Ivy Funds, Inc.; Trustee, Ivy Funds
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 Age: 60	Director since 1997	Professor of Law, Washburn School of Law (1973 to present); Formerly, Dean, Washburn School of Law (until 2001)	Director, Kansas Legal Services for Prisoners, Inc.
John A. Dillingham 6300 Lamar Avenue Overland Park , KS 66202 Age: 68	Director since 1997	President and Director, JoDill Corp. (1980 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises	Advisory Director, UMB Northland Board (Financial Services); President, Liberty Memorial Association (WWI National Museum); Director, Northland Betterment Commission
David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 Age: 74	Director since 1998 Independent Chairman since 2006	Senior Advisor to the President, J. Paul Getty Trust (until 2006); Professor, University of Utah (until 2005)	None

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 40	Director since 1998	Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to present); Adjunct Professor, University of Oklahoma School of Law (1997 to present); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present); LSQ Manager, Inc. (since 2007)	Director and Shareholder, Valliance Bank; Director, Melbourne Family Support Organization; Director, Norman Economic Development Coalition; Chairman and Director, Ivy Funds, Inc.; Chairman and Trustee, Ivy Funds
John F. Hayes 6300 Lamar Avenue Overland Park, KS 66202 Age: 87	Director since 1988	Shareholder, Gilliland & Hayes, P.A., a law firm; formerly, Chairman, Gilliland & Hayes, P.A. (until 2003)	Director, Central Bank & Trust; Director, Central Financial Corporation (banking)
Glendon E. Johnson, Sr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 83	Director since 1979	Chairman and Chief Executive Officer (CEO), Castle Valley Ranches, LLC	Chairman and CEO, Wellness Council of America; Member, Advisory Council of the Boy Scouts of America
Frank J. Ross, Jr. Polsinelli Shalton Flanigan, Suelthaus P.C. 700 West 47th Street, Ste. 1000 Kansas City, MO 64112 Age: 54	Director since 1996	Shareholder/Director, Polsinelli Shalton Flanigan, Suelthaus, P.C., a law firm (1980 to present)	Director, Columbian Bank & Trust
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 Age: 70	Director since 1995	Professor Emeritus, University of Missouri at Kansas City (2003 to present); formerly, Professor of Business Administration, University of Missouri at Kansas City (until 2003)	Director, Ivy Funds, Inc.; Trustee, Ivy Funds

INTERESTED DIRECTORS

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Michael L. Avery 6300 Lamar Avenue Overland Park, KS 66202 Age 54	Director since 2007	Director, Executive Vice President and Chief Investment Officer of WRIMCO; Senior Vice President and Chief Investment Officer of WDR	Director of IICO
Robert L. Hechler 6300 Lamar Avenue Overland Park, KS 66202 Age: 70	Director since 1998	Consultant of WDR and Waddell & Reed (2001 to present); formerly, Director of WDR (until 2003)	None
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 Age: 64	Director since 1998 President since 2001	CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of Ivy Investment Management Company (IICO), an affiliate of WDR (2002 to present); formerly, President and Chief Investment Officer (CIO) of WDR, WRIMCO and IICO (until 2005); President and Director/Trustee of each of the funds in the Fund Complex	Director of WDR, WRSCO and Waddell & Reed; Director, Ivy Funds, Inc.; Trustee, Ivy Funds; Director, Austin, Calvert & Flavin, Inc., an affiliate of WRIMCO; Director, Ivy Services Inc. (ISI), an affiliate of IICO

OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's officers are:

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 Age: 43	Vice President since 2006 Secretary since 2006	Vice President and Secretary of each of the funds in the Fund Complex (since 2006); Vice President of WRIMCO and IICO (since 2006); formerly, Vice President and Associate General Counsel, Deutsche Investment Management Americas, Inc. (1994 to 2005).	None
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 Age: 38	Vice President since 2006 Treasurer since 2006 Principal Accounting Officer since 2006 Principal Financial Officer since 2007	Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (since 2006); Principal Financial Officer (since 2007) of each of the funds in the Fund Complex; Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006); Senior Manager, Deloitte & Touche LLP (2001 to 2003).	None
Kristen A. Richards 6300 Lamar Avenue Overland Park, KS 66202 Age: 39	Vice President since 2000 Assistant Secretary since 2006 Associate General Counsel since 2000	Senior Vice President, Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (since 2006); formerly, Secretary of each of the funds in the Fund Complex (2000 to 2006)	None

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 Age: 39	Chief Compliance Officer since 2004 Vice President since 2006	Vice President (2006 to present) and Chief Compliance Officer for each of the funds in the Fund Complex (2004 to present); formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (2000 to 2004)	None
Daniel C. Schulte 6300 Lamar Avenue Overland Park, KS 66202 Age: 41	Vice President since 2000 General Counsel since 2000 Assistant Secretary since 2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WRSCO (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present)	None

Renewal of Investment Management Agreement for Waddell & Reed Advisors High Income Fund, Inc.

At its meeting on August 13, 14 and 15, 2007, the Fund's Board of Directors, including all of the Disinterested Directors, considered and approved the continuance of the existing Investment Management Agreement (Management Agreement) between WRIMCO and the Fund. The Disinterested Directors were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Directors also received and considered a memorandum from their independent legal counsel regarding the Disinterested Directors' responsibilities in evaluating the Management Agreement. This memorandum explained the regulatory requirements pertaining to the Disinterested Directors' evaluation of the Management Agreement. In addition, the Disinterested Directors engaged an independent fee consultant whose responsibilities included managing the process by which the proposed management fees under the Management Agreement were negotiated with WRIMCO.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request for information to be provided to the Directors in connection with their consideration of the continuance of the Management Agreement. WRIMCO provided materials to the Directors that included responses to the request letter and other information WRIMCO believed was useful in evaluating the continuation of the Management Agreement (the "Initial Response"). Thereafter, independent legal counsel sent to WRIMCO a supplemental request for certain additional information, and WRIMCO provided additional information in response to this request. The Directors also received reports prepared by an independent third party, Lipper Inc. ("Lipper"), relating to the Fund's performance and expenses compared to the performance of the universe of comparable mutual funds selected by Lipper (the "Performance Universe") and to the expenses of a peer group of comparable funds selected by Lipper (the "Peer Group"), respectively. Further, the Directors received a written evaluation from the independent fee consultant, a summary of which is included in this Annual Report. At their meeting, the Directors received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, "W&R") to the Fund. In addition, during the course of the year, WRIMCO had provided information relevant to the Directors' consideration of the continuance of the Management Agreement.

Nature, Extent and Quality of Services Provided to the Fund

The Directors considered the nature, extent and quality of the services provided to the Fund pursuant to the Management Agreement and also the overall fairness of the Management Agreement.

The Directors considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including but not limited to fund accounting and administration and assistance in meeting legal and regulatory requirements. The Directors also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for the Fund, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Directors also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio. The Directors considered the Fund's performance, both on an absolute basis and in relation to the performance of its Performance Universe. The Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable.

The Directors considered the management fees and total expenses of the Fund and also considered the Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of its Peer Group. The Directors' review also included consideration of the Fund's management fees at various asset levels, which reflected breakpoints in the management fee structure, and average account size information. In addition, the Directors considered the investment management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with a similar investment objective and similar investment policies and strategies as the Fund ("Similar Funds"). The Directors also considered the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with a similar investment objective and similar investment policies and strategies as the Fund ("Other Accounts").

The Directors considered that the Fund's total return performance was lower than the Performance Universe median for the one-, three-, five-, and seven-year periods and lower than the Lipper index for the one-, three-, and five-year periods. The Directors considered the information provided by WRIMCO, both in its Initial Response and in the discussion at the meeting, explaining that the Fund is managed more conservatively than the funds in its Performance Universe, which adversely affected its performance during the strong market over the past three years, and explaining also that the Fund improved its relative performance in the period January 1, 2007, through the beginning of August 2007.

The Directors considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. The Directors considered the transfer agency fee reduction that became effective September 1, 2007. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the asset-weighted average for its Peer Group.

The Directors also considered that the Similar Funds had advisory fee schedules that were the same as or higher than the Fund's advisory fee schedule and that the Other Accounts had average advisory fees that were higher than the management fee of the Fund. The Directors considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee.

Profitability and Economies of Scale

The Directors also considered that the Fund's management fee structure includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. The Directors also considered the management fee rate reductions that became effective October 1, 2006, for the Fund and certain other funds in the Advisors Fund Complex, and the anticipated impact of the fee rate reduction for the Fund on its investment management fees and overall expense ratio. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to the Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Directors considered specific data as to WRIMCO's profit with respect to the Fund for a recent period. The Directors also considered WRIMCO's methodology for determining this data.

In determining whether to approve the proposed continuance of the Management Agreement, the Directors considered the best interests of the Fund and the overall fairness of the proposed Management Agreement. The Directors considered the following factors to be of primary importance to their approval of the continuance of the Fund's Management Agreement, without any one factor being dispositive:

- the performance of the Fund compared with the average performance of its Performance Universe and with relevant indices;
- the Fund's investment management fees and total expenses compared with the management fees and total expenses of the Peer Group;
- the existence or appropriateness of breakpoints in the Fund's management fees;
- the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;
- the other benefits that accrue to WRIMCO as a result of its relationship to the Fund; and
- the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, including the evaluation provided by the independent fee consultant, the Board determined that the Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement was in the best interests of the Fund. In reaching these determinations, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO was reasonable in light of comparative management fee information, the breakpoints in the proposed management fee for the Fund, the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Fund.

The Board of Directors for each of the mutual funds has appointed an independent fee consultant. Posted below is a summary of the written fee evaluation of such consultant for the most recent year.

Overview

Waddell & Reed, Inc. ("W&R"), Waddell & Reed Investment Management Company ("WRIMCO") and Waddell & Reed Services Company ("WRSCO") (collectively, "Waddell") agreed on July 19, 2006 to the New York Attorney General Assurance of Discontinuance ("AOD"). Among other things, the AOD stipulates that WRIMCO may manage or advise a mutual fund for Waddell & Reed Advisors Funds ("Advisors Funds"), W&R Target Funds, Inc. ("Target Funds"), or Waddell & Reed InvestEd Portfolios, Inc. ("InvestEd Portfolios") (collectively, "Funds") only if the Disinterested Directors of the Fund's Board appoint a Senior Officer or an Independent Fee Consultant ("IFC"), who is to manage the process by which proposed management fees are negotiated. The AOD further stipulates that the Senior Officer or IFC is to prepare a written annual evaluation for use by the Funds' Boards of Directors in evaluating the reasonableness of the proposed management fees for the Funds.

On August 22, 2006, the Disinterested Directors retained me as IFC for the Funds. In this capacity, I have prepared the first annual written evaluation of the proposed management fees for the Funds.

Role of the IFC

The AOD charges the IFC with managing the process by which the proposed management fees (including, but not limited to, advisory fees) to be charged to the Funds are negotiated in a manner which is at an arm's length and reasonable and consistent with the AOD. In this role, the IFC does not replace the Directors in negotiating management fees with WRIMCO and the IFC does not substitute his or her judgment for that of the Directors about the reasonableness of the proposed fees. As the AOD states, "Waddell may manage or advise a Fund after October 1, 2006 only if the reasonableness of the proposed management fees is determined by the Board of Directors of the Funds using an annual independent written evaluation prepared by or under the direction of a Senior Officer or the Independent Fee Consultant… ".

In addition, the AOD requires that the IFC keep the Funds' Boards of Directors fully and promptly informed of the fee evaluation process and that Waddell cooperate fully with the IFC and provide any information requested by the IFC that relates to the IFC's fee evaluation.

Factors Involved in the IFC's Written Evaluation

The AOD stipulates that the IFC's written evaluation must address at least six factors:

1. The nature and quality of Waddell's services, including Fund performance

2. Management fees (including any components thereof) charged by other mutual fund companies for like services

3. Management fees (including any components thereof) charged to institutional and other clients of Waddell for like services

4. Possible economies of scale as the Fund(s) grow larger

5. Costs to Waddell and its affiliates of supplying services pursuant to the management fee agreements, excluding any intra-corporate profit

6. Profit margins of Waddell and its affiliates from supplying such services

My comments are included in the following paragraphs, organized into three topics: the process, the materials, and the findings of my evaluation of the proposed management fees and the contract renewal process..

Process

The contract renewal process is defined to include the principal sequential steps by which the Disinterested Directors go about determining the reasonableness of the proposed management fees for the Funds in the context of their annual consideration of the proposed continuance of the Funds' respective Investment Management Agreements with WRIMCO. The 2007 contract renewal process from my perspective began with my retention and is anticipated to conclude at the Board meeting on August 14/15, 2007. As IFC, I participated throughout the contract renewal process.

The Board previously created the Special Compliance & Governance Committee ("Compliance Committee") which is charged with responsibility for the preparatory work associated with the contract renewal process.

A calendar of due dates was prepared and agreed to by the Compliance Committee in order to ensure that the Disinterested Directors and Board receive all the necessary information for their contract renewal process in plenty of time to carefully deliberate and to ask for any follow-up information as needed.

The Disinterested Directors instructed independent legal counsel to the Disinterested Directors, Kirkpatrick & Lockhart Preston Gates Ellis LLP ("K&L Gates"), to prepare a letter requesting the necessary information from WRIMCO needed for the contract renewal process. This information was promptly and cooperatively provided by WRIMCO. The Lipper Company ("Lipper"), a division of Reuters, was asked to provide independently compiled comparative information about the Funds.

Lipper selected the peer group funds and sought input from the investment professionals at WRIMCO to ensure that Lipper understood the investment and distribution intricacies of the Funds.

The Compliance Committee met on July 12, 2007, with me and K&L Gates to discuss the information provided by WRIMCO and Lipper and to determine whether to request any additional information from WRIMCO prior to the August Disinterested Directors and Board meetings. At the Compliance Committee's direction, K&L Gates sent a supplemental request to WRIMCO for certain additional information which WRIMCO promptly and cooperatively provided prior to the August meetings.

As part of my responsibilities as IFC, I was requested to attend the Disinterested Directors' meetings of August 13–15, 2007, to present my evaluation of the proposed management fees for the Funds and to discuss with the Disinterested Directors my findings. On August 13, I met separately with the Disinterested Directors and K&L Gates to address these matters in preparation for the Board Meetings on August 14/15, 2007.

Materials

Materials refer to the informational materials which were prepared by all the parties involved in the contract renewal process in response to the data requested by the Disinterested Directors through the Compliance Committee and K&L Gates. As IFC, I reviewed all the data produced and found it to be responsive to the data requested by the Disinterested Directors. I also reviewed certain other materials that I considered relevant.

I used these materials to analyze trends and comparative information about the six factors discussed above. My review follows. I would note that, apart from these materials, the Disinterested Directors also received information throughout the year, some of which I reviewed, that may also be relevant to the contract renewal process.

(1) Nature and Quality of Services

Under the AOD, I am obliged to comment on the investment performance of the Funds. The data for these comparisons are drawn from the Lipper materials discussed above. Performance information is based on April 30, 2007 data.

My experience is that fund directors should focus on longer-term performance during the contract renewal process (though they may choose to focus on shorter-term performance for other purposes such as portfolio evaluation). For this summary I have concentrated on 3-year performance in comparison to the "performance universe", rather than on the more limited "performance group" because fund investors are more typically concerned with the objective and style of management than the size of the fund.

Generally speaking, the Funds reflect strong and improving performance in the 3- and 5-year periods. 5-year performance has 47% of the Funds in the first two quintiles of their performance universe and 11% in the 5th quintile. The 3-year figures upgrade to 53% of the Funds in the first two quintiles and only 8% in the 5th quintile.

The short-term 1-year period depicts a decline in the performance of a number of Funds, with only 33% of Funds falling in the first two quintiles, and 19% in the 5th quintile. The performance gap is more evident when comparing the 82% of Funds that are in the first three quintiles of performance for the 3-year period versus only 44% for the 1-year period

In their supplemental request, the Disinterested Directors asked WRIMCO for an explanation for the decline in the 1-year performance of these Funds compared to their 3- and 5-year performance. In response to this request, WRIMCO advised that in general, short-term performance had improved through June 30, 2007. Additional performance updates to July 19 were provided by WRIMCO in response to the supplemental request from K&L Gates and still more updates to July 31 were provided at the August 13, 2007 meeting of the Disinterested Directors.

WRSCO maintains internal statistics to track service quality, which showed a decline in the quality of customer service provided to the Funds' shareholders. The Disinterested Directors were informed about corrective actions to be taken in February 2007 and the quality has improved slightly through June 30, 2007.

(2) Management Fees and Total Expense Comparison for Comparable Mutual Funds

Information for this metric is drawn from the Lipper analysis and is compared with a peer group for each Fund. Overall, more Funds have improved their comparative ranking of actual management fees in 2007 than declined. However, the majority of Funds have management fees above the median of their peer groups. In general the cause of the higher total expenses than the peer group are caused by non-management fees which are discussed under the findings paragraphs below.

(3) Management Fees for Alternate Products

WRIMCO manages money for many different types of clients besides mutual funds. These include corporate and municipal pension funds and investment pools for wealthy individuals. Collectively, these services are advertised as "separate accounts." Several of these separate accounts are managed with the same investment objective and in the same style as some of the Advisors, Target and InvestEd Funds.

In most cases, the data provided by WRIMCO show that net management fees for the Funds are higher than that of the equivalent separate accounts. WRIMCO has explained these differences by reference to the different type of responsibilities borne by the mutual fund manager and the separate account manager. As IFC, I find these differences in fees reasonable.

(4) Costs to Waddell and its Affiliates of Supplying Services

An important component of the profit margin and economies of scale discussion which follows is to ensure that the cost allocation procedures which exist are reasonable and consistent from year to year. WRIMCO uses multiple methodologies for allocation including assets, revenue, time, and square footage. The bases of allocation have remained consistent over the past several years. As IFC, I know of no better way to perform these allocations and find WRIMCO's allocation methodologies reasonable.

(5) Profit Margins from Supplying Management Services

In general, under the Gartenberg ruling, independent directors of mutual funds are required to assess that the profitability of the advisory contracts to the advisor is not excessive. In addition, Lipper has provided a benchmark against which to evaluate the before-marketing, before-tax profitability of WRIMCO. This analysis places WRIMCO collectively at the bottom of Lipper peers. As a result, I do not find the margins to be excessive.

(6) Possible Economies of Scale

Economies of scale occur when assets grow and a fund's fixed costs are spread over a larger asset base. Typically, fund managers share economies of scale by implementing break points, or scale-downs, in the structure of the management fee. As a general rule, fund directors establish break points prospectively at an asset level beyond the current asset level so that shareholders benefit from future asset growth. Lipper provided the Disinterested Directors with a comprehensive listing of break points in the Waddell Funds and compared the effective fee at a uniform asset level.

Findings

After reviewing the materials (discussed above) which WRIMCO and Lipper have produced, I have summarized my findings for the purpose of discussion at the August 14/15, 2007 Disinterested Directors and Board meetings. These include four specific areas: Fund performance, non-management expenses, economies of scale, and total expenses.

Fund Performance

While I found that the Funds have generally acceptable performance, certain Funds have either continuing or recent challenges. In my view, long-term performance issues should draw more attention as they reflect investment capabilities rather than short-term swings in the market. WRIMCO has addressed each of these Funds in its response to K&L Gates' initial letter. The Disinterested Directors may choose to monitor the Funds on the long-term performance list by a variety of possible approaches.

Because the list of Funds with 1-year performance declines includes Funds whose 3-year and 5-year performance periods reflect superior performance, the shift should be noted by the Disinterested Directors. WRIMCO has provided the Disinterested Directors with an explanation of reasons for 1-year performance decline from the 3-year and 5-year trends together with a performance update for consideration at their August 14/15, 2007 meetings.

Non-Management Expenses

Waddell's business model leads to higher non-management expenses across the Funds in general. This business model targets the small to mid-level investor population, an approach that has resulted in many relatively small shareholdings. In their supplemental request to WRIMCO, the Disinterested Directors requested additional information about the possibility of charging an annual account fee on small shareholdings. WRIMCO has provided this information for consideration by the Disinterested Directors at their August 14/15, 2007 meetings.

Economies of Scale

In order to allow the shareholders to share in the economies of scale realized by the Funds, there are break points to the management fees for all Funds other than money market fundsThe current break points of the Funds appear adequate in providing economies of scale with the possible exception of the Advisors Core Investment Fund, which is the largest in the complex.

In their supplemental request to WRIMCO, the Disinterested Directors asked for an analysis of an additional break point at the $5 billion average asset level for this Fund. WRIMCO has provided this information and offered to institute an additional break point of 2.5 basis points at $5.0 billion in assets. The Board will consider this offer at the August 14/15, 2007 meetings.

Total Expenses

If a Fund consistently demonstrates poor performance, higher than average expenses, or a combination of both, it may be appropriate for the Disinterested Directors to consider taking affirmative action. Possible actions include requesting more frequent reports, WRIMCO's providing more research support, WRIMCO's providing more portfolio management capability, seeking an outside sub-advisor, or requesting a voluntary fee waiver to reduce total expenses and/or improve performance.

In their supplemental request, the Disinterested Directors asked WRIMCO to analyze the potential impact of a voluntary waiver on two such Funds, the Advisor High Income Fund and the Target Small Cap Value Fund. WRIMCO provided this information in its supplemental response for consideration by the Boards at their August 14/15, 2007 meetings.

* * *

In conclusion, as IFC, I have monitored the process, reviewed the materials, and find that:

- The contract renewal process conducted under the supervision of the Disinterested Directors has been careful, deliberate, and conscientious.
- The materials used during the contract renewal process were prepared by WRIMCO or Lipper. As IFC, I have reviewed the material used in this report. I have monitored the process under which Lipper selected the peers and produced its report. The materials were prepared without bias and in sufficient detail to facilitate meaningful decisions by the Disinterested Directors and the full Boards.

- The discussion which took place leading up to and at the Disinterested Directors and Board meetings was substantive and conducted in accordance with the best interests of the shareholders of the Funds.

Respectfully submitted,

C. Meyrick Payne,
Independent Fee Consultant

August 13, 2007

Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is handled with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL or (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds

    Waddell & Reed Advisors Global Bond Fund

    Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

    Waddell & Reed Advisors Accumulative Fund

    Waddell & Reed Advisors Core Investment Fund

    Waddell & Reed Advisors Dividend Income Fund

    Waddell & Reed Advisors New Concepts Fund

    Waddell & Reed Advisors Small Cap Fund

    Waddell & Reed Advisors Tax-Managed Equity Fund

    Waddell & Reed Advisors Value Fund

    Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

    Waddell & Reed Advisors Bond Fund

    Waddell & Reed Advisors Government Securities Fund

    Waddell & Reed Advisors High Income Fund

    Waddell & Reed Advisors Municipal Bond Fund

    Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

    Waddell & Reed Advisors Cash Management

Specialty Funds

    Waddell & Reed Advisors Asset Strategy Fund

    Waddell & Reed Advisors Continental Income Fund

    Waddell & Reed Advisors Energy Fund

    Waddell & Reed Advisors Retirement Shares

    Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

www.waddell.com

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

Waddell & Reed, Inc.

NUR1009A (9-07)